UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDA Software Group, Inc., a Delaware corporation (the “Company”), on November 15, 2012, and amended on November 15, 2012, November 21, 2012, and November 23, 2012. The Statement relates to the cash tender offer by RP Holding, L.L.C., a Delaware limited liability company, RP Crown Holding, LLC, a Delaware limited liability company, RP Crown Parent, LLC, a Delaware limited liability company, RP Crown Acquisition Sub, LLC, a Delaware limited liability company, New Mountain Partners III, L.P, a Delaware limited partnership, RedPrairie Holding, Inc., a Delaware corporation, and New Mountain Capital, L.L.C (collectively, the “Offeror”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $45.00 per Share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on November 15, 2012, and amended on November 20, 2012, November 21, 2012, November 23, 2012 and November 29, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by:

Inserting at the end of the fifth paragraph under the heading “J.P. Morgan Financial Analyses and Opinion” on page 38 of the Statement the following:

“For more information regarding the Company’s five-year financial projections provided by the Company to J.P. Morgan on August 30, 2012, which J.P. Morgan used in rendering its final fairness opinion, please see below under the heading “—Certain Company Projections”.”

Replacing the first sentence of the first paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Trading Multiples Analysis” on page 39 of the Statement with the following:

“Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies in the enterprise software and services industry.”

Replacing the first sentence of the first paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Selected Transactions Analysis” on page 40 of the Statement with the following:

“Using publicly available information, J.P. Morgan examined the financial terms of selected transactions involving companies in the enterprise software and services industry.”

Replacing the second sentence of the first paragraph under the heading “Certain Company Projections” on page 42 of the Statement with the following:

“However, the Company provided to Parent, Purchaser and their affiliates (including the Offeror Group), in connection with its due diligence review, the Company’s internal, non-public, stand-alone, five-year financial projections, the material line items of which are provided below (the “Projections”).”

Replacing the phrase “The following is a summary of the Projections” in the eleventh paragraph under the heading “Certain Company Projections” on page 44 of the Statement with the following:

“The following are the material line items of the Projections”

Inserting after the second table under the heading “Certain Company Projections” on page 44 of the Statement the following:

“Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are provided below. The information contained in these reconciliations was prepared by the Company and was made available to J.P. Morgan for its use in connection with the rendering of its opinion to the Board and performing its related financial analysis and, other than the information under the heading “Unlevered Free Cash Flow,” to the Offeror Group in connection with their due diligence review.

Adjusted Net Income and Adjusted Diluted EPS (dollars in millions and rounded to the nearest million, except per share data)

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Net Income (GAAP)	$40	$52	$73	$108	$122	$141
Plus: Income Tax Provision	25	32	43	64	71	82

Income before Income Tax	$66	$84	$116	$172	$194	$223
Plus:
Amortization of Intangibles and Acquired Software Technology	45	44	27	13	11	1
Stock Based Compensation	16	22	21	22	24	27
Restructuring Charges	2	0	0	0	0	0
Investigation and Restatement Costs	16	0	0	0	0	0

Adjusted Income before Income Tax	$145	$150	$164	$207	$229	$251
(Less): Adjusted Income Tax Provision (1)	(51)	(53)	(57)	(72)	(80)	(88)

Adjusted Net Income (Non-GAAP)	$94	$98	$107	$135	$149	$163
Diluted Shares Outstanding	43	44	44	44	45	45

Adjusted Diluted Earnings per Share (Non-GAAP)	$2.19	$2.24	$2.43	$3.04	$3.35	$3.64

(1)	Non-GAAP income tax effect calculated by using the Federal statutory rate of 35%.

Adjusted EBITDA (dollars in millions and rounded to the nearest million)

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Net Income (GAAP)	$40	$52	$73	$108	$122	$141
Plus (Less):
Income Tax Provision	25	32	43	64	71	82
Interest Expense and Amortization of Loan Fees	26	26	24	1	1	1
Depreciation and Amortization	60	61	48	38	43	38
Stock Based Compensation	16	22	21	22	24	27
Interest Income, Other Non-Operating (Income) Expense, net	(3)	(1)	(1)	(1)	(1)	(1)
Restructuring Charges	2	0	0	0	0	0
Investigation and Restatement Costs	16	0	0	0	0	0

Adjusted EBITDA (Non-GAAP)	$184	$192	$208	$232	$262	$288

Unlevered Free Cash Flow (dollars in millions and rounded to the nearest million)

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Net Income (GAAP)	$40	$52	$73	$108	$122	$141

Adjusted EBITDA (1)	$184	$192	$208	$232	$262	$288
(Less): Depreciation and Amortization	(60)	(61)	(48)	(38)	(43)	(38)
Plus: Amortization of Intangibles and Acquired Software Technology	45	44	27	13	11	1

Adjusted EBIT	$168	$175	$188	$208	$230	$252
(Less): Taxes (2)	(26)	(22)	(18)	(15)	(21)	(73)

Adjusted EBIAT	$142	$153	$170	$193	$209	$178
Plus (Less):
Amortization of Intangibles and Acquired Software Technology	(45)	(44)	(27)	(13)	(11)	(1)
Depreciation and Amortization	60	61	48	38	43	38
Stock Based Compensation, net of Tax	(14)	(19)	(19)	(20)	(22)	(19)
Capital Expenditures	(21)	(32)	(29)	(35)	(39)	(45)
Change in Net Working Capital	(10)	(6)	(6)	(6)	(6)	(6)

Unlevered Free Cash Flow (Non-GAAP)	$113	$112	$136	$156	$173	$145

(1)	For a reconciliation of Net Income to Adjusted EBITDA, see the immediately above table.
(2)	Non-GAAP tax effect calculated by using a 15.3% tax rate for 2012, a 12.6% tax rate for 2013, a 9.6% tax rate for 2014, a 7.2% tax rate for 2015, a 9.2% tax rate for 2016 and a 29.1% tax rate for 2017 (based on cash tax rate assumptions provided by the Company in mid-September 2012).”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(R)

Electronic Message to Employees from the President and Chief Executive Officer of JDA Software Group, Inc., dated November 29, 2012 (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 29, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Peter S. Hathaway
Name:	Peter S. Hathaway
Title:	Executive Vice President and Chief Financial Officer

Dated: November 29, 2012